INDEPENDENCE CONTRACT DRILLING, INC.

11601 North Galayda Street

Houston, Texas 77086

September 8, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Registration Statement on Form S-3 (No. 333-206715) of Independence Contract Drilling, Inc.

Ladies and Gentlemen:

On behalf of Independence Contract Drilling, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m., Washington, D.C. time, on Thursday, September 10, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INDEPENDENCE CONTRACT DRILLING, INC.

By:	/s/ Philip A. Choyce
Philip A. Choyce
Senior Vice President and Chief Financial Officer